Exhibit 99.1

NexGen Closes C$224 Million CDI Offering in Australia

VANCOUVER, BC, May 14, 2024 /CNW/ - NexGen Energy Ltd. ("NexGen" or the "Company") (TSX: NXE) (NYSE: NXE) (ASX: NXG) is pleased to announce that the Company has closed its previously announced offering (the "Offering") of 20,161,290 common shares, settled in the form of CHESS Depository Interests ("CDIs"), at a price of C$11.11 per share (based on the daily average exchange rate of A$1.00 = C$0.8963 published the Bank of Canada on April 29, 2024), under an amended and restated placement agreement dated April 30, 2024 with a lead manager and bookrunner in Australia, Aitken Mount Capital Partners.

The Offering was distributed to Australian investors to enhance the liquidity, trading volumes and market capitalization of the Company's CDIs listed on the ASX.

The net proceeds from the Offering will be used to fund the continued development and further exploration of the Company's mineral properties, and for general corporate purposes.

CDIs and underlying Shares have not been registered under the U.S. Securities Act of 1933, and may not be offered or sold in the United States absent registration thereunder or an applicable exemption from the registration requirements thereof.

About NexGen

NexGen is a British Columbia corporation focused on the development of the Rook I Project located in the southwestern Athabasca Basin, Saskatchewan, Canada, into production.

No securities regulatory authority has either approved or disapproved of the contents of this press release. This press release is for information purposes only and does not constitute an offer to sell or the solicitation of an offer to buy the Shares, or CDIs, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Forward-Looking Information

The information contained herein contains "forward-looking statements" within the meaning of applicable United States securities laws and regulations and "forward-looking information" within the meaning of applicable Canadian securities legislation. "Forward-looking information" includes, but is not limited to, the volume, liquidity and market capitalization of the CDIs. Generally, but not always, forward-looking information and statements can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or the negative connotation thereof or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof.

Forward-looking information and statements are based on NexGen's current expectations, beliefs, assumptions, estimates and forecasts about its business and the industry and markets in which it operates. Forward-looking information and statements are made based upon numerous assumptions, including, among others; the price of uranium; the cost of planned exploration and development activities; that, as plans continue to be refined for the development of the Rook I Project, there will be no changes in costs, engineering details or specifications that would materially adversely affect its viability; that financing will be available if and when needed and on reasonable terms; that third-party contractors, equipment, supplies and governmental and other approvals required to conduct NexGen's planned exploration and development activities will be available on reasonable terms and in a timely manner; that there will be no revocation of government approvals; that general business, economic, competitive, social and political conditions will not change in a material adverse manner; the assumptions underlying the Company's mineral reserve and resource estimates; assumptions made in the interpretation of drill results and other geological information; the ability to achieve production on the Rook I Project; other estimates, assumptions and forecasts disclosed in the Feasibility Study for the Rook I Project. Although the assumptions made by the Company in providing forward-looking information or making forward-looking statements were considered reasonable by management at the time they were made, there can be no assurance that such assumptions will prove to be accurate.

Forward-looking information and statements also involve known and unknown risks and uncertainties and other factors, which may cause actual results, performances and achievements of NexGen to differ materially from any projections of results, performances and achievements of NexGen expressed or implied by such forward-looking information or statements, including, among others, negative operating cash flow and dependence on third party financing; uncertainty of the availability of additional financing; price of uranium; the appeal of alternate sources of energy; exploration and development risks; uninsurable risks; reliance upon key management and other personnel; imprecision of mineral resource estimates; potential cost overruns on any development; pending assay results; changes in climate or increases in environmental regulation; aboriginal title and consultation issues; deficiencies in the Company's title to its properties; information security and cyber threats; failure to manage conflicts of interest; failure to obtain or maintain required permits and licenses; changes in laws, regulations and policy; changes in government policy; competition for resources and financing; volatility in market price of the Common Shares; potentially dilutive future financings; financial and uranium market reactions, as well as effects on individuals on which NexGen relies, as a result of global pandemics (including COVID-19); speculative nature of exploration and development projects; liquidity of securities of NexGen; dilution risks to existing securityholders; risks associated with the sale of securities of NexGen; inability to exploit, expand and replace mineral reserves and mineral resources, as well as those factors or other risks as more fully described in NexGen's Annual Information Form dated March 6, 2024 filed with the securities commissions of all of the provinces and territories of Canada and in NexGen's 40-F filed with the United States Securities and Exchange Commission, which are available on SEDAR+ at www.sedarplus.ca and Edgar at www.sec.gov.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in the forward-looking information or statements or implied by forward-looking information or statements, there may be other factors that cause results not to be as anticipated, estimated or intended. Readers are cautioned not to place undue reliance on forward-looking information or statements due to the inherent uncertainty thereof.

There can be no assurance that forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information. The Company undertakes no obligation to update or reissue forward-looking information as a result of new information or events except as required by applicable securities laws.

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SOURCE NexGen Energy Ltd.

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%CIK: 0001698535

For further information: Leigh Curyer, Chief Executive Officer, NexGen Energy Ltd., +1 604 428 4112, lcuryer@nxe-energy.ca; Travis McPherson, Chief Commercial Officer, NexGen Energy Ltd., +1 604 428 4112, tmcpherson@nxe-energy.ca; Monica Kras, Vice President, Corporate Development, NexGen Energy Ltd., +44 7307 191933, mkras@nxe-energy.ca

CO: NexGen Energy Ltd.

CNW 03:01e 14-MAY-24